**Katch Entertainment Inc.**
**Statements of Cash Flows**
**(Unaudited)**

| | For the Year Ended December 31, 2020 | For the Year Ended December 31, 2019 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (668,517) | $ (13,976) |
| | | |
| Changes in operating assets and liabilities: | | |
| Increase in Pre-paid expenses | - | (1,000) |
| Increase in Credit Cards | 3,659 | - |
| Increase in Payroll Liabilities | 2,184 | - |
| Increase in Accounts Payable | 25,381 | - |
| | | |
| Net cash used in operating activities | (637,293) | (14,976) |
| | | |
| **Cash flows from investing activities** | | |
| Net cash used in investing activities | - | - |
| | | |
| **Cash flows from financing activities:** | | |
| Capital Contribution | - | 152,329 |
| Capital Distribution | (298) | - |
| SAFE Family and Friends | 87,000 | - |
| SAFE Seed Round | 830,000 | - |
| Net cash provided by financing activities | 916,702 | 152,329 |
| | | |
| **Net cash increase for period** | 279,409 | 137,353 |
| | | |
| Cash at beginning of period | 137,353 | - |
| | | |
| **Cash at end of year** | $ 416,762 | $ 137,353 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |